UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Liberate Technologies

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

530129105 (CUSIP Number)

June 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    530129105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Delphi Asset Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 0 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

11.	Percent of Class Represented by Amount in Row (9): 0

12.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13G/A

(Amendment No. 4)

Item 1

(a)	Name of Issuer: Liberate Technologies

(b)	Address of Issuer’s Principal Executive Offices: 2 Circle Star Way, San Carlos, CA 94070

Item 2

(a)	Name of Person Filing: Delphi Asset Management Corporation

(b)	Address of Principal Business Office or, if None, Residence: 6005 Plumas Street, Suite 202, Reno, NV 89509

(c)	Citizenship: Nevada

(d)	Title of Class of Securities: Common Stock, par value $.01 per share

(e)	CUSIP Number: 530129105

Item 3	Not applicable.

Item 4	Ownership.

(a) Amount beneficially owned: 0

(b) Percent of class: 0

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2003

Delphi Asset Management Corporation

Signature:	/s/ BARBARA WALLACE
Barbara Wallace Chief Executive Officer, President & Secretary